UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
IREN Limited (the “Company”) is filing this Amendment No. 1 on Form 6-K (this “Amendment” or “Form 6-K/A”) to amend the Report on Form 6-K originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 12, 2025 (the “Original Report”). Specifically, this Amendment (i) amends and restates the Company’s previously issued unaudited interim consolidated financial statements for the three and six-month periods ended December 31, 2024 and 2023 (the “Affected Interim Periods”), included as Exhibit 99.3 to the Original Report, and (ii) amends and restates its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Affected Interim Periods, included as Exhibit 99.4 to the Original Report. The amended and restated unaudited interim consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Affected Interim Periods are included as Exhibit 99.1 and 99.2, respectively, to this Form 6-K/A.
Restatement Background
Historically, the Company has classified receipts from Bitcoin mining revenue as operating activities on the Company's consolidated statements of cash flows as such cash was generated by the Company’s operating activities.
In response to a comment letter received from the Commission in connection with its review of the Annual Report on Form 20-F for the fiscal year ended June 30, 2024 originally filed by the Company with the Commission on August 28, 2024, and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that the Company’s unaudited interim consolidated financial statements for the Affected Interim Periods should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b), "Statements of Cash Flows". Therefore, the Company’s unaudited interim financial statements for the Affected Interim Periods should no longer be relied upon. Further, any previously furnished or filed reports, earnings releases, investor presentations or similar communications regarding the restatement information for the Affected Interim Periods should also no longer be relied upon. The restatement does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, or cash and cash equivalents at the end of the respective periods for the Affected Periods.
Effect of Restatement
The effect of this restatement on the Company’s consolidated statements of cash flows for the six months ended December 31, 2024 and 2023 is as follows:

	Six months ended 31 December, 2024
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	163,058	(163,058)	—
Net cash from/(used in) operating activities	49,864	(163,058)	(113,194)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	163,058	163,058
Net cash from/(used in) investing activities	(567,430)	163,058	(404,372)

	Six months ended 31 December, 2023
	(As reported)	Adjustments	(As restated)
	US$'000	US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining revenue	75,680	(75,680)	—
Net cash from/(used in) operating activities	21,246	(75,680)	(54,434)

Cash flows from investing activities
Proceeds from sale of Bitcoin mined	—	75,680	75,680
Net cash from/(used in) investing activities	(74,258)	75,680	1,422

Receipts from Bitcoin mining revenue were previously classified as cash flows from operating activities. This restatement results in a classification of proceeds from sale of Bitcoin mined as cash flows from investing activities and does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity or cash and cash equivalents for the respective period for each of the Affected Interim Periods
As all material restatement information will be included in this Amendment, investors and others should rely only on the financial information and other disclosures regarding the restatement information for the Affected Interim Periods in this Amendment and in future filings with the Commission (as applicable) and should not rely on any previously furnished or filed reports, earnings release, investor presentations or similar communications regarding restatement information for the Affected Interim Periods.
Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Report or reflect any events that have occurred after the Original Report was initially filed on February 12, 2025. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC.

INCORPORATION BY REFERENCE
This Report on Form 6-K/A (including Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-284369) of the Company and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Amended and Restated Unaudited Interim Consolidated Financial Statements for the Three and Six Months Ended December 31, 2024
99.2	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Three and Six Months Ended December 31, 2024
101
The following materials from this Report are formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim consolidated statements of profit or loss and other comprehensive income, (ii) Unaudited interim consolidated statements of financial position, (iii) Unaudited interim consolidated statements of changes in equity, (iv) Unaudited interim consolidated statements of cash flows and (v) Notes to the unaudited interim consolidated statements

104	Cover Page Interactive Data File - The cover page from this Report on Form 6-K/A is formatted in iXBRL (included as Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: March 20, 2025
	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director